Bomb Enterprises, Inc.

ANNUAL REPORT

997 MORRISON DR, STE 200
Charleston, SC 29403
8439717240
https://thebombco.com/

This Annual Report is dated May 7, 2026.

BUSINESS

Overview

Blender Bombs, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The Company's headquarters are located in Mount Pleasant, South Carolina. Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

Previous Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $2,940,335.00
Number of Securities Sold: 242,692
Use of proceeds: See Bomb Enterprises Offering Statement filed 9/28/22 for description of use of proceeds
Date: April 30, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 53,500
Use of proceeds: Acquisition of related party assets
Date: April 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Founders Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 500,000
Use of proceeds: IP acquisition
Date: March 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 28,169
Use of proceeds: Growth and Operations
Date: April 10, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Founder Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,500
Use of proceeds: IP acquisition
Date: May 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 29,320
Use of proceeds: Growth Marketing
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $ 2,343,861, compared to fiscal year 2024 revenue of $ 2,333,313. This represents an increase of approximately $10,547 or 0.45%. The increase in revenue was attributed to continued growth in the our product offerings and expanding customer base.

Cost of Sales

Cost of sales in 2025 was $1,274,070 a increase of approximately $26,501 from $1,247,569 in 2024. This increase is attributed to supply chain cost increases.

Gross Margins

Our gross profit for 2025 decreased to $ 1,069,791.53 from $1,085,744.45 in 2024. Gross margins as a percentage of revenues decreased from 46.53% in 2025 to 45.64% in 2025. This slight pullback was driven by supply chain costs.

Expenses

Our expenses include compensation and benefits, marketing and sales expenses, professional service fees, research and development expenses, and other operational costs. Total expenses for 2024 were lower than in 2025, primarily due to increased investments in marketing and expanding the team to support growth initiatives.

Net Income

We reported a net loss of $1,940,055.91 for fiscal year 2025, an increase from a net loss of $1,828,657.95 in 2024. This increase in net loss was primarily due to an increase in marketing spend.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate continued growth in our product offerings and an expanding customer base, which will drive higher revenues and improved cash flows. Past cash was primarily generated through sales of our products. Our goal is to achieve profitability by continuing to improve our operational efficiencies and expanding our market reach. We believe our historical cash flows are not representative of what is to be expected in the future due to our ongoing investments in marketing, product development, and team expansion, which we believe will lead to significant revenue growth and better cash flow management. Additionally, the reduction in our long-term debt will positively impact our financial health and future cash flows.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $737,829.80.

Debt

Creditor: Helen
Outstanding balance: $30,000.00
Interest rate: 0%
Material terms: On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder
in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds
are for working capital. The loan is secured by the Company's assets. The loan matured 12 months
after origination, and can be extended upon mutual agreement. The interest expense is zero
percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000
of this note was repaid and $30,000 remains outstanding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Helen Hall Leland

Helen Hall Leland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman of the Board
• Dates of Service: April 2017 — Present
• Responsibilities: I assist in day to day marketing activities and assist Beau with his CEO duties.

Name: Harold Edward Dickerson Jr (Beau)

Harold Edward Dickerson Jr (Beau)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO
• Dates of Service: August 2022 — Present
• Responsibilities: I'm the CEO. I oversee the overall strategy and operations of The Bomb Co. Salary: 275,000

Other business experience in the past three years:

• Employer: Crook & Maker
Title: Senior Vice President
Dates of Service: March 2019 — August 2022
Responsibilities: I oversaw the commercial strategy and was held accountable for the overall national sales results of the company.

Name: Caleb Joshua Goding

Caleb Joshua Goding's current primary role is with Time & Wealth Management, LLC. Caleb Joshua Goding currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: CFO (Fractional)
• Dates of Service: November 2021 — Present
• Responsibilities: Fractional CFO. I help advise the executive team in matters that relate to financial operations.

Other business experience in the past three years:

• Employer: Time & Wealth Management, LLC
Title: Owner, Founder, & CEO
Dates of Service: July 2021 — Present
Responsibilities: I am a Registered Investment Advisor and do all the job roles and responsibilities of an RIA. I serve as a consultant, advisor, and certified financial planner to a variety of clients. I am registered with the state of South Carolina.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 1,037,940
Percent of class: 98.67%

Title of class: Founder Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 502,500
Percent of class: 98.67%

Title of class: Series A Preferred Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 28,169
Percent of class: 98.67%

RELATED PARTY TRANSACTIONS

Name of Entity: Founder and Entities Related to Founder
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2025 and 2024 were $0.00 and $10,001.13, respectively. As of December 31, 2025, there were no remaining receivables related to related party sales.
Material Terms:

Name of Entity: Founder and Entities Related to Founder
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During the year ended December 31, 2024, the Company received aggregate advances of $300,000 from its founder, a greater than 20% stockholder, for working capital purposes. During the same period, these advances were converted into shares of the Company's preferred stock.
Following the conversion, no amounts due to related parties remained outstanding as of December 31, 2024 or 2025.
Material Terms: None

OUR SECURITIES

The Company has authorized Common Stock, Founder Stock, Preferred Stock, and Series A Preferred Stock.

Common Stock
• Authorized: 3,997,500
• Outstanding: 1,481,870
• Voting Rights: one vote per share
• Material Rights: The amount outstanding does not include 10,680 shares reserved for issuance under the Company's equity incentive plan.

Right of First Refusal: Certain shares of outstanding common stock have rights of first refusal attached to them. These rights will not apply to the Common Stock issued through this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founder Stock
• Authorized: 502,500
• Outstanding: 502,500
• Voting Rights: The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.
• Material Rights: Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Preferred Stock
• Authorized: 1,000,000
• Outstanding: 0
• Voting Rights: one vote per share
• Material Rights: Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.
Series A Preferred Stock
• Authorized: 1,000,000
• Outstanding: 270,861
• Voting Rights: one vote per share
• Material Rights: Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the

result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will

become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks

and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service

providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Bomb Enterprises, Inc.

By /s/ *Harold Edward Dickerson Jr*

Title: CEO

By /s/ *Harold Edward Dickerson Jr*

Name: Harold Edward Dickerson Jr

Title: CEO

By /s/ *Caleb Goding*

Name: Caleb Goding

Title: Fractional CFO

Exhibit A
FINANCIAL STATEMENTS

The BombCo Consolidated
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
11300 SVB Checking AP x2239	3,227.94
11400 SVB Checking AR x4766	24,586.94
11800 Paypal	156.46
11400 SVB Checking x5054	250,000.00
11500 SVB Sweep Account x0732	444,373.36
11100 SVB Checking x2422	8,792.60
11200 SVB Collateral MMA x8778	3,000.00
11100 SVB Checking x2296	3,692.50
Total Bank Accounts	**$ 737,829.80**
Accounts Receivable	
12000 Accounts receivable	116,274.56
Total Accounts Receivable	**$ 116,274.56**
Other Current Assets	
12200 Other Receivable	0.00
13000 Finished Goods Inventory	0.00
13010 Finished Goods - Blender Bombs	155,943.13
13020 Finished Goods - Bomb Bars	12,362.49
13040 Finished Goods - Granola	7,068.60
13050 Finished Goods - Protein Powder	36,172.92
13070 Finished Good - Marine Collagen	18,076.50
Total 13000 Finished Goods Inventory	**$ 229,623.64**
13100 Packaging Inventory	68,213.79
13200 Undeposited Funds	0.00
13300 Prepaid Expenses	84,400.00
13400 Clearing Accounts	0.00
13410 Amazon Seller Clearing	11,945.72
13430 Stripe Clearing	0.00
13440 Afterpay Clearing	0.00
13450 Shopify Payment Clearing	3,137.30
13460 TikTok Shop Clearing	160.80
Total 13400 Clearing Accounts	**$ 15,243.82**
Total Other Current Assets	**$ 397,481.25**
Total Current Assets	**$ 1,251,585.61**
TOTAL ASSETS	**$ 1,251,585.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	287,410.72
20100 Employee Reimbursements	-406.56

Total 20000 Accounts Payable		$	287,004.16
Total Accounts Payable		$	287,004.16
Credit Cards			
21100 Ramp Visa (All)			0.00
21200 Plum Amex 1007			26,756.90
Total Credit Cards		$	26,756.90
Other Current Liabilities			
21300 Accrued Expenses			0.00
21350 Allowance for UNFI Deductions			24,205.53
21400 Deferred Revenue			1,366.50
21600 Sales Tax Payable			1,746.17
21700 Due To/From			0.00
21710 Due To/From Bomb Enterprises			5,051,396.77
21720 Due To/From Bomb Foods			-5,046,396.77
21730 Due To/From HSB Holdings			0.00
21740 Due To/From Bomb IP			-5,000.00
Total 21700 Due To/From			0.00
21900 Gift Card Liability			28,002.90
Total Other Current Liabilities		$	55,321.10
Total Current Liabilities		$	369,082.16
Total Liabilities		$	369,082.16
Equity			
31000 Opening Balance Equity			100.00
32000 Common Stock			0.00
32200 Lancer Capital Holdings (WKND) - Common Stock			0.76
32210 Lancer Capital Holdings (WKND) - APIC			837,792.40
32220 Lancer Capital Holdings (WKND) - Fees			-4,485.00
32300 Employee Stock - Common Stock			19.55
32310 Employee Stock - APIC			314,837.40
32320 Employee Stock - Fees			-2,475.00
32400 Start Engine - Common Stock			1.05
32410 Start Engine - APIC			2,838,487.69
32420 Start Engine - Fees			-158,844.13
Total 32000 Common Stock		$	3,825,334.72
33000 Preferred Stock			0.00
33100 Helen Hall - Preferred Stock			0.28
33110 Helen Hall - APIC			299,999.72
33120 Helen Hall - Fees			-1,500.00
33200 WeFunder - Preferred Stock			2.43
33210 WeFunder - APIC			2,940,260.02
33220 WeFunder - Fees			-269,569.46
Total 33000 Preferred Stock		$	2,969,192.99
39000 Retained Earnings			-3,972,068.45
Net Income			-1,940,055.81
Total Equity		$	882,503.45
TOTAL LIABILITIES AND EQUITY		$	1,251,585.61

The Bomb Co Consolidated
Profit and Loss
January - December, 2025

	Total
Income	
40000 Franchise Income	-
40200 Franchise Royalties	14,997.71
Total 40000 Franchise Income	**14,997.71**
40000 Product Sales	-
40100 Blender Bombs	2,303,491.64
40200 Bomb Bars	151,294.14
40300 Bomb Drizzle	45.87
40400 Granola	45,743.99
40500 Protein Powder	538,582.44
40600 Other Foods	199.98
40700 Marine Collagen	39,975.32
40900 Merch	664.69
Total 40000 Product Sales	**3,079,998.07**
41000 Shipping Income	6,216.83
42000 Trade Spend	-
42200 Scanbacks	(18,111.53)
42100 Billbacks	-
42400 Off Invoice	(876.96)
42600 Online Discounts	(480,419.88)
Total 42000 Trade Spend	**(499,408.37)**
43000 New Distribution	-
43100 Free Fills	(30,394.80)
Total 43000 New Distribution	**(30,394.80)**
44000 Allowances	-
44100 Returns & Shortages	(40,326.23)
44200 Term Discounts	(24,303.96)
44300 Damages	-
44400 Marketing and Merchandising	(1,156.21)
44500 ClearVue	-
44600 Deductions	(199,570.88)
44900 Deduction Win Backs	17,661.59
Total 44000 Allowances	**(247,695.69)**
45000 Services	15.96
45100 License Fees	15,000.00
Total 45000 Services	**15,015.96**
46000 Vendor Product Discounts	5,130.94
Total Income	**2,343,860.65**
Cost of Goods Sold	-
50000 Franchise COGS	-
50000 Product COGS	-
50100 Blender Bombs	528,060.34
50200 Bomb Bars	23,619.54

50300 Bomb Drizzle	-
50400 Granola	30,448.14
50500 Protein Powder	109,428.77
50600 Other Foods	-
50700 Marine Collagen	6,941.95
50900 Merch	92.65
Total 50000 Product COGS	**698,591.39**
51000 Packaging COGS	143,689.00
52000 Freight In	1,180.22
53000 Shrinkage/Variances	2,728.76
54000 Logistics	-
54100 Warehouse & Pick/Pack	197,363.90
54200 Outbound Shipping	230,515.85
Total 54000 Logistics	**427,879.75**
Total Cost of Goods Sold	**1,274,069.12**
Gross Profit	**1,069,791.53**
Expenses	-
60000 Operations	-
60100 Ops Consulting	1,314.27
60200 Warehousing/Storage (Fixed Logistics)	13,960.00
60300 Selling Fees	160,482.81
60400 R&D	9,868.92
60500 Product Certifications	600.00
60900 Ops Misc	1,743.54
Total 60000 Operations	**187,969.54**
61000 Sales	-
61100 Sales Incentive	314.55
Total 61000 Sales	**314.55**
62000 Marketing & Advertising	-
62100 Performance Marketing	18,156.22
62200 Content Creation	7,416.25
62300 Customer Service	-
62400 Marketing Software & Subscriptions	39,107.55
62500 Marketing Supplies & Materials	864.12
62600 Marketing Events	8,181.46
62700 Marketing Consultants	369.25
62710 Influencers	26,899.16
62720 Public Relations	201.03
62740 Other Marketing Consultants	421,898.34
62750 Shared Sweeps Commission	7,625.45
Total 62700 Marketing Consultants	**456,993.23**
62800 Marketing Free Product	-
62810 Business Product Samples	3,301.64
62820 Customer Service Samples	2,629.61
62830 Gifting/Influencer Samples	352.39
62840 Misc Free Marketing Product	2,126.65
Total 62800 Marketing Free Product	**8,410.29**
62900 Misc Marketing	1,388.02

63000 Advertising	-
63010 Online Advertising	555,262.46
63020 Offline Advertising	-
63030 Retailer and Distribution Ads	88,083.10
Total 63000 Advertising	**643,345.56**
Total 62000 Marketing & Advertising	**1,183,862.70**
70000 General and Administrative	-
71000 Payroll Expenses	-
71100 Salaries	874,150.04
71400 Bonus	-
71500 Benefits	36,712.17
71600 Employee Product	1,828.54
71700 Payroll Taxes	41,544.36
71800 Payroll Fees	3,630.53
Total 71000 Payroll Expenses	**957,865.64**
72000 Travel & Entertainment	-
72100 Travel	6,261.11
72200 Travel Meals	489.89
72300 Entertainment	174.38
72400 Entertainment Meals	3,647.48
Total 72000 Travel & Entertainment	**10,572.86**
73000 Professional Fees	-
73100 Accounting	89,335.00
73200 Legal	16,710.00
73300 Other Consultants	255,690.33
Total 73000 Professional Fees	**361,735.33**
74000 Office Expenses	-
74100 Office Rent	1,800.00
74200 Utilities	283.28
74300 Office Supplies	-
74400 Software & Apps	31,901.35
74900 Misc Office Expense	348.50
Total 74000 Office Expenses	**34,333.13**
75000 General Business Expenses	-
75100 Memberships & Subscriptions	2,411.00
75200 Merchant Account Fees	41,997.15
75300 Bank Fees	3,118.11
75400 Charitable Contributions	4,606.55
75500 Business Licenses	
75900 Stock Based Compensation	237,190.08
Total 75000 General Business Expenses	**293,915.58**
76000 Insurance	16,698.79
Total 70000 General and Administrative	**1,675,121.33**
80000 Taxes Paid	5,864.74
80300 Sales Tax	-
Total 80000 Taxes Paid	**5,864.74**
81000 Bad Debt Expense	**-**
84000 Uncategorized Expense	**-**

Total Expenses	**3,053,132.86**
Net Operating Income	**(1,983,341.33)**
Other Income	-
85000 Tax Refund	12,279.23
87000 Interest Earned	26,267.92
88000 Miscellaneous Income	-
88300 Credit Card Rewards	3,637.82
Total 88000 Miscellaneous Income	**3,637.82**
Total Other Income	**42,184.97**
Other Expenses	-
88900 Prior Years Expenses	(1,100.45)
89100 Interest Expense	-
90000 Depreciation	-
Total Other Expenses	**(1,100.45)**
Net Other Income	**43,285.42**
Net Income	**(1,940,055.91)**
Net Income - Less Stock Based Compensation	**(1,702,865.83)**

Statement of Cash Flows
Bomb Enterprises
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Net cash provided by financing activities	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	
CASH AT END OF PERIOD	

Sunday, April 26, 2026 05:42 PM GMTZ

	Total
	-1,940,055.81
	-92,520.51
	-$2,032,576.32
	0
	1,994,980.79
	$1,994,980.79
	-$37,595.53
	$775,425.33
	$737,829.80

	Preferred Stock		Common stock		Founder Common Stock		Additional	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Stockholders'
Shares issued for debt conversion	-	-	-	-	-	-	-	-	-
Shares issued for cash	242,692	2	-	-	-	-	2,670,693	-	2,670,695
Shares issued for services	-	-	1,336,550	13	502,500	5	312,457	-	312,475
Conversion of preferred stock	-	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(971,790)	(971,790)
December 31, 2023	242,692	$ 2	1,336,550	$ 13	502,500	$ 5	$ 2,983,150	$ (2,143,411)	$ 839,744
Shares issued for debt conversion	28,169	0	-	-	-	-	298,500	-	298,500
Shares issued for cash	-	-	252,343	3	-	-	921,854	-	921,856
Shares issued for services	-	-	29,320	0	-	-	596,118	-	596,118
Conversion of preferred stock	-	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(1,828,658)	(1,828,658)
December 31, 2024	270,861	$ 3	1,618,213	$ 16	502,500	$ 5	$ 4,799,622	$ (3,972,069)	$ 827,577
Shares issued for debt conversion	-	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	136,243	1	-	-	1,757,791	-	1,757,792
Shares issued for services	-	-	31,418	0	-	-	237,190	-	237,190
Conversion of preferred stock	-	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(1,940,056)	(1,940,056)
December 31, 2025	270,861	$ 3	1,785,874	$ 18	502,500	$ 5	$ 6,794,603	$ (5,912,125)	$ 882,503

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services,

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Bomb Enterprises, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Bomb Enterprises, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

NOTE 1 – NATURE OF OPERATIONS

Bomb Enterprises, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The financial statements of Bomb Enterprises, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Unaudited

At the time of this filing the Company does not have any outstanding long term debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock (including Founders Stock)
We have authorized the issuance of 5,002,500 shares of our common stock with par value of $0.00001. As of December 31, 2025 the company has currently issued 2,288,374 shares of our common stock.

Preferred Stock
We have authorized the issuance of 1,000,000 shares of our preferred stock with par value of $0.00001. As of December 31, 2025 the company has currently issued 270,861 shares of our preferred stock.

Common Stock & Preferred Stock

The amount of securities authorized is 6,002,500 with a total of 2,559,235 outstanding.

Common Stock

The amount of security authorized is 4,500,000 with a total of 1,785,874 outstanding.

Voting Rights

one vote per share

Material Rights

The amount outstanding does not include 10,680 shares reserved for issuance under the Company's equity incentive plan.

Right of First Refusal: Certain shares of outstanding common stock have rights of first refusal attached to them. These rights will not apply to the Common Stock issued through this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Unaudited

Founder Stock

The amount of security authorized is 502,500 with a total of 502,500 outstanding.

Voting Rights

The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.

Material Rights

Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 270,861 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions.

Conversion Rights: Holders of Preferred Stock have certain conversion rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Helen Hall Leland
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature/amount of interest in the transaction: On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid. The balance was paid off in Q2 FY2024.
Material Terms: Amount Owed: $30,000.00, Interest Rate: 0.0%, Maturity Date: September 09, 2023

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 27, 2026, the issuance date of these financial statements. There have been no other events or transactions during this

Unaudited

time which would have a material effect on these financial statements.

I, Harold "Beau" Dickerson, the CEO of Bomb Enterprises, Inc., hereby certify that the financial statements of Bomb Enterprises, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Bomb Enterprises, Inc. has not yet filed its federal tax return for FY2025. For the year ending 12/31/2024 the amounts reported on our tax returns were total income of $1,128,226; taxable income of ($1,228,260) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2026

_____
Harold "Beau" Dickerson
CEO
April 27, 2026

I, Harold "Beau" Dickerson, the CEO of Bomb Enterprises, Inc., hereby certify that the financial statements of Bomb Enterprises, Inc. and notes thereto for the periods ending 12/312024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Bomb Enterprises, Inc. has not yet filed its federal tax return for FY2025. For the year ending 12/31/2024 the amounts reported on our tax returns were total income of $1,128,226; taxable income of ($1,228,260) and total tax of $0.

IN WITNESS THERE OF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2026.

Harold "Beau" Dickerson
CEO
April 27, 2026